UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2017
Estimated average burden hours perresponse........	12.00



17010028

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Salomon Whitney LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1295 Walt Whitman Road, Suite A
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Diamante 631.482.1150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company 15 Maiden Lane, New York, New York 10038

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Diamante, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salomon Whitney LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Sworn to me this 28th day of Feb 2017

Notary Public



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

The Member
Salomon Whitney LLC

We have audited the accompanying statement of financial condition of Salomon Whitney LLC as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Salomon Whitney LLC's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Salomon Whitney LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

New York, NY
February 28, 2017

Salomon Whitney LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash		$ 11,740
Receivable From Clearing Broker:		
Commissions	$416,526	
Deposit Account	50,000	466,526
Prepaid Expenses		38,504
Fixed Assets, Net of Related Allowance for Depreciation of $57385		16,281
		$ 533,051

Liabilities and Member's Equity	
Liabilities:	
Accounts Payable	$ 27,067
Commission Accrual	236,897
Total Liabilities	263,964
Member's Equity	269,087
	$ 533,051

See Accompanying Notes to the Financial Statements

1. Organization and Nature of Business

Salomon Whitney LLC (the "Company") is a Limited Liability Company registered in the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Angia Holdings LLC.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

E. Fixed Assets

Fixed Assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

3. Income Taxes

As a Limited Liability Company the Member is subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

4. Commitments and Contingencies

The Company was obligated under the terms of a lease for the period October 1, 2012 through December 31, 2016. Rent expense for the year ended December 31, 2016 amounted to $79,027.

Legal Matters

In the normal course of business certain legal actions have been brought against the Company. The company intends to vigorously defend these actions and that they are without merit and will not have a material effect.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of individual investors. The Company's transactions are introduced to a clearing broker/dealer for a split of commissions earned on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2016, the Company's net capital of $ 214,302 was $196,704 in excess of its required net capital of $17,598. The Company's capital ratio was 123%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section(k)(2)(ii). Therefore, they are not subject to Possession Or Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2016 and February 28, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

The Member
Salomon Whitney LLC

We have audited the accompanying financial statements of Salomon Whitney LLC which comprise the statement of financial condition as of December 31, 2016, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Salomon Whitney LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Salomon Whitney LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of Net Capital Under Rule 15c3-1 and Schedule II – Reconciliation Pursuant to Rule 17a-5(d)(4) has been subjected to audit procedures performed in conjunction with the audit of Salomon Whitney LLC's financial statements. The supplemental information is the responsibility of Salomon Whitney LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the information presented in the supplemental information. In forming our opinion on the supplementary information we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leonard Rosen + Company, P.C.

New York, NY
February 28, 2017

Salomon Whitney LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash		$	11,740
Receivable From Clearing Broker:			
Commissions	$416,526		
Deposit Account	50,000		466,526
Prepaid Expenses			38,504
Fixed Assets, Net of Related Allowance for Depreciation of $57385			16,281
		$	533,051

Liabilities and Member's Equity

Liabilities:		
Accounts Payable	$	27,067
Commission Accrual		236,897
Total Liabilities		263,964
Member's Equity		269,087
	$	533,051

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Statement of Income
Year Ended December 31, 2016

Income:	
Commissions	$ 5,551,425
Interest	117,847
Miscellaneous	94,475
	5,763,747
Expenses:	
Commissions and Fees	3,514,767
Salaries & Bonus	142,144
Rent	79,027
Regulatory Expenses	133,446
Clearing	308,111
Professional Fees	121,755
Depreciation	10,397
Office	26,036
Communication	40,387
Insurance	85,256
Miscellaneous	282,426
	4,743,752
Net Income	$ 1,019,995

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2016

Member's Equity at December 31, 2015	$	344,092
Capital Withdrawals		(1,095,000)
		(750,908)
Income (Loss) for the Year Ended December 31, 2016		1,019,995
Member's Equity at December 31, 2016	$	269,087

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows From Operating Activities:	
Net Income (Loss)	$1,019,995
Adjustments to reconcile Net Income	
to Cash From (Used) in Operating Activities:	
Depreciation	10,397
(Increase) Decrease in Assets:	
Receivable From Clearing Broker	(110,582)
Receivable From Non-Customers	99,794
Prepaid Expenses	23,717
Security Deposit	12,694
Increase (Decrease) in Liabilities:	
Accounts Payable	(6,164)
Net Cash From (Used In) Operating Activities	1,049,851
Cash Flows From Financing Activities:	
Fixed Asset Additions	
Cash Flows From Investing Activities:	
Capital Withdrawals	(1,095,000)
Net Increase (Decrease) in Cash	(45,149)
Cash and Equivalents - Beginning of Year	56,889
Cash and Equivalents - End of Year	$ 11,740

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2016

Member's Equity		$ 269,087
Non-Current Assets:		
Prepaid Expenses	38,504	
Fixed Assets	16,281	54,785
Total Capital Before Charges		214,302
Charges to Net Capital		-0-
Net Capital		$ 214,302
Minimum Net Capital Requirements Greater of 6 2/3% of Aggregate Indebtedness or $5,000		17,598
Capital in Excess of all Requirements		$196,704
Capital Ratio (Maximum Allowance 1,500%)		
(*) Aggregate Indebtedness	263,964	123%
Divided by Net Capital	214,302	
(*) Aggregate Indebtedness:		
Accounts Payable	$ 263,964	
	$ 263,964	

NO MATERIAL DIFFERENCES EXISTED BETWEEN THE ABOVE NET CAPITAL COMPUTATION AND THE BROKER/DEALER'S CORRESPONDING UNAUDITED PART IIA

See Accompanying Notes to the Financial Statements

Salomon Whitney LLC
Statement of Changes in Liabilities Subordinated
To the Claims of General Creditors
Year Ended December 31, 2016

Balance - Beginning of Year	$ -0-
Additions (Reductions) to Subordinated Loans Payable	-0-
Balance - End of Year	$ -0-

See Accompanying Notes to the Financial Statements

SALOMON WHITNEY LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2016

1. Organization and Nature of Business

Salomon Whitney LLC (the "Company") is a Limited Liability Company registered in the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Angia Holdings LLC.

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Commissions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

E. Fixed Assets

Fixed Assets are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

3. Income Taxes

As a Limited Liability Company the Member is subject to any taxes on income that the Company may earn. Therefore, there is no provision nor benefit for income taxes in the accompanying Statement of Income.

4. Commitments and Contingencies

The Company was obligated under the terms of a lease for the period October 1, 2012 through December 31, 2016. Rent expense for the year ended December 31, 2016 amounted to $79,027.

Legal Matters

In the normal course of business certain legal actions have been brought against the Company. The company intends to vigorously defend these actions and that they are without merit and will not have a material effect.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of individual investors. The Company's transactions are introduced to a clearing broker/dealer for a split of commissions earned on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2016, the Company's net capital of $ 214,302 was $196,704 in excess of its required net capital of $17,598. The Company's capital ratio was 123%.

7. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

8. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section(k)(2)(ii). Therefore, they are not subject to Possession Or Control Requirements under SEC Rule 15c3-3.

9. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2016 and February 28, 2017, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

(212) 227-1115
FAX:(212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Salomon Whitney LLC identified the following provisions of 17 C.F.R. 15c3-3(k)(ii) under which Salomon Whitney LLC claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) and (2) Salomon Whitney LLC stated that Salomon Whitney LLC met the identified exemption provision throughout the most recent fiscal year without exception. Salomon Whitney LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Salomon Whitney LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Leonard Rosen & Company, P.C.

New York, NY
February 28, 2017


SALOMON WHITNEY
FINANCIAL

Salomon Whitney LLC

Exemption Report

Salomon Whitney LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

(1)The Company claims an exemption from 17 C.F.R §240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2016 without exception.

Salomon Whitney LLC

CEO

February 24, 2017

O 631.482.1150 • TOLL FREE 1.800.997.1150 • F 631.482.1145 • WWW.SALOMONWHITNEY.COM
1295 WALT WHITMAN ROAD, SUITE A, MELVILLE, NEW YORK 11747

MEMBER FINRA/SIPC/MSRB

(212) 227-1115
FAX: (212) 267-0988

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Member
Salomon Whitney LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2016, which were agreed to by Salomon Whitney LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Salomon Whitney LLC's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records noting no exceptions.
2. Compared the amounts reported on the audited form X-17A-5 for the year ended December 31, 2016 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2016 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen & Company, P.C.

February 28, 2017

SALOMON WHITNEY LLC
SCHEDULE OF SIPC ASSESSMENT PURSUANT TO RULE 17A-5(E)(4)
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue:	
Total Revenue (FOCUS PART IIA LINE 9)	$ 5,763,747
Deductions:	
Clearing Fees	$ 308,111
Margin Interest @40%	$ 47,139
Total Deductions	$ 355,250
SIPC Net Operating Revenue	$ 5,408,497
SIPC General Assessment @ .0025	$ 13,521
Less: Payment Made with SIPC-6	$ 6,129
Assessment balance	$ 7,392